# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CDT Equity Inc., CIK 0001896212
CUSIP: 20678X601
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200, Naples, Florida (FL), 34103
Date of event which requires filing of this statement: 07/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002154266

## Reporting persons
- Wigglesworth Craig Stuart: type of reporting person: individual (IN); citizenship or place of organization: New Zealand (Q2); sole voting power 1,258,042; shared voting power 0; sole dispositive power 1,258,042; shared dispositive power 0; aggregate amount beneficially owned 1,258,042 (9.6% of the class)
  Comment: The percentage ownership of shares of common stock, par value $0.0001 per share (the "Common Stock"), of CDT Equity Inc., a Delaware corporation (the "Issuer"), set forth in this Schedule 13G (the "Schedule 13G") is based upon 13,043,866 shares of Common Stock outstanding as of August 31, 2026, as provided by the Issuer.

## Item 1. Issuer
Name of issuer: CDT Equity Inc.
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200, Naples, FL 34103

## Item 2. Person Filing
Name of person filing: This Statement is being filed on behalf of Craig Wigglesworth ("Mr. Wigglesworth"). The filing of this Schedule 13G should not be construed in and of itself as an admission by Mr. Wigglesworth as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business office address of Mr. Wigglesworth is 264 Riddell Rd, Glendowie, Auckland New Zealand 1071.
Citizenship: Mr. Wigglesworth is a citizen of New Zealand.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The ownership percentage reported is based on 13,043,866 shares of Common Stock outstanding as of August 31, 2026, as provided by the Issuer. Mr. Wigglesworth owns directly 1,258,042 shares of Common Stock, which represented approximately 9.6% of the issued and outstanding shares of Common Stock as of August 31, 2026. Mr. Wigglesworth disclaims any such beneficial ownership except to the extent of his pecuniary interest therein.
Percent of class: 9.6%
Sole power to vote or to direct the vote: 1,258,042.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 1,258,042.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Wigglesworth Craig Stuart: /s/ Craig Wigglesworth, Craig Wigglesworth (09/09/2026)